UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Medical Alarm Concepts Holding, Inc.

(Name of issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of class of securities)

58450R103

(CUSIP number)

D2CF, LLC 108 Coccio Drive West Orange, NJ 07052 (973) 699-4111

(Name, address and telephone number of person authorized to receive notices and communications)

March 9, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450R103

(1)	Names of reporting persons D2CF, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Florida, United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,018,125
	(8)	Shared voting power -
	(9)	Sole dispositive power 4,018,125
	(10)	Shared dispositive power -
(11)	Aggregate amount beneficially owned by each reporting person 1,388,880(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.6%
(14)	Type of reporting person (see instructions) OO

(1)	Names of reporting persons Steven Angel
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,018,125
	(8)	Shared voting power -
	(9)	Sole dispositive power 4,018,125
	(10)	Shared dispositive power -
(11)	Aggregate amount beneficially owned by each reporting person 1,388,880(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 17.6%
(14)	Type of reporting person (see instructions) IN

(1) Based upon ownership of 138,888 shares of Series C Preferred Stock.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.0001 per share (the "Common Stock"), of Medical Alarm Concepts Holding, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 200 West Church Road, Suite B, King of Prussia, Pennsylvania 19406.

Item 2. Identity and Background

(a)	This statement is being filed by D2CF, LLC (“D2CF”) and Steven Angel (“Angel”), a member of D2CF (collectively, the “Reporting Persons”). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to Section 13 of the Exchange Act.
(b)	The Reporting Persons’ business address is 108 Coccio Drive, West Orange, New Jersey 07052.
(c)	D2CF, a Florida limited liability company, was formed to engage in social media management. The principal occupation of Angel, a member of D2CF, is social media management.
(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)	United States.

Item 3. Source and Amount of Funds or Other Considerations

On March 1, 2016, the Reporting Persons purchased one-half unit of the Issuer’s securities at a purchase price of $12,500 which consisted of (i) a 10% original issue discount unsecured convertible note (the “Note”), convertible into 1,250,000 shares (as converted, the “Note Conversion Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at a conversion price equal to $0.01 and (ii) one warrant (the “Warrant”) to purchase 138,888 shares of Series C Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), at an exercise price of $0.09 per share. The one-half unit was purchased with the Reporting Persons’ personal funds. The Reporting Persons exercised such Warrant and received 138,888 shares of Preferred Stock.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own 1,388,888 or 17.6% of the Issuer’s Common Stock, based upon the Reporting Persons ownership of 138,888 shares of Series C Preferred Stock.
(b)	The Reporting Persons may be deemed to hold sole voting and dispositive power over 51% of the Issuer’s voting capital stock.
(c)	Not applicable.
(d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares reported in Item 5(a).
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: March 9, 2016

D2CF, LLC
By:	/s/ Steven Angel
Name: Steven Angel Title: Member

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